Exhibit 99.2

FOR IMMEDIATE RELEASE

DragonWave Announces Election of Directors

Ottawa, Canada, June 14, 2013 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that all of management’s nominees listed in the management proxy circular of DragonWave dated May 13, 2013 were elected as directors of DragonWave to hold office until the next annual meeting of shareholders of DragonWave or until their successors are elected or appointed.

The detailed results of the vote for the election of directors held at DragonWave’s Annual General and Special Meeting of Shareholders on June 13, 2013 are set out below.

	Votes For		Votes Withheld
Name of Nominee	Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
Peter Allen	10,691,785	97.71%	250,977	2.29%
Cesar Cesaratto	10,826,857	98.94%	115,905	1.06%
Jean-Paul Cossart	10,800,666	98.70%	142,096	1.30%
Russell Frederick	10,692,251	97.71%	250,511	2.29%
Claude Haw	10,842,607	98.92%	118,155	1.08%
Lori O’Neill	10,827,966	98.95%	114,796	1.05%

Final voting results on all matters voted at the Annual General and Special Meeting have been filed with Canadian securities regulators.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext. 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024